Management's Discussion and Analysis for the quarter ended September 24, 2005

The following interim Management Discussion and Analysis (MD&A) provides a review of the significant developments and issues that influenced Tembec's financial performance during its fourth quarter ended September 24, 2005. The MD&A should be read in conjunction with the interim consolidated financial statements for the period ended September 24, 2005 and the audited consolidated financial statements and annual MD&A for the fiscal year ended September 25, 2004, included in the Company's Annual Report. All references to quarterly or Company information relate to Tembec's fiscal quarters. "EBITDA" refers to earnings before unusual items, interest, income taxes, depreciation, amortization and other non-operating expenses.

The interim MD&A contains statements that are forward-looking in nature. Such statements involve known and unknown risks and uncertainties that may cause Tembec's actual results to be materially different from those expressed or implied by such forward-looking statements. Such items include, among others: general economic and business conditions; product selling prices; raw material and operating costs; changes in foreign currency exchange rates and other factors referenced herein and in Tembec's continuous disclosure filings.

The information in this report is as at November 17, 2005, the date of filing in conjunction with the Company's press release announcing its results for the fourth fiscal quarter 2005. Disclosure contained in this document is current to that date, unless otherwise stated.

OVERVIEW

	Quarterly Results ($ millions)

		Fiscal 2004				Fiscal 2005

	Dec 03	Mar 04	Jun 04	Sep 04	Dec 04	Mar 05	Jun 05	Sep 05

Sales	766.3	887.2	1,030.0	981.3	888.8	904.1	957.9	834.2

Freight and sales deductions	91.4	106.2	114.9	109.7	107.7	100.0	108.4	97.2

Lumber duties	16.4	25.0	34.3	35.7	23.2	24.4	23.4	18.4

Cost of sales	626.6	707.9	745.9	703.7	731.3	717.7	753.1	683.5

SG&A	41.7	45.6	43.7	47.6	40.8	46.4	45.5	38.9

EBITDA	(9.8)	2.5	91.2	84.6	(14.2)	15.6	27.5	(3.8)
EBITDA Margin	(1.3)%	0.3%	8.9%	8.6%	(1.6)%	1.7%	2.9%	(0.5%)

Depreciation & amortization	57.7	60.6	58.6	57.8	59.7	63.0	58.4	62.6

Unusual items	-	36.8	-	9.8	20.3	-	136.1	98.1

Operating earnings (loss)	(67.5)	(94.9)	32.6	17.0	(94.2)	(47.4)	(167.0)	(164.5)
Interest, foreign
exchange & other	(81.2)	(4.0)	(3.3)	(10.5)	(27.4)	6.2	13.4	18.9

Loss (gain) on translation
of foreign debt	(55.0)	13.4	38.5	(90.4)	(54.6)	(16.7)	20.1	(73.6)

Pre-tax earnings (loss)	68.7	(104.3)	(2.6)	117.9	(12.2)	(36.9)	(200.5)	(109.8)

Income taxes (recovery)	17.0	(11.0)	9.4	26.9	(11.4)	(10.7)	(58.1)	25.1

Minority interests	(0.4)	(0.1)	0.6	0.3	(0.1)	-	0.1	-

Net earnings (loss)	52.1	(93.2)	(12.6)	90.7	(0.7)	(26.2)	(142.5)	(134.9)

OVERVIEW

Prior to fiscal 2005, the Company consisted of five reportable business segments: Forest Products, Pulp, Paper, Paperboard and Chemicals. Due to organizational and reporting changes, the Paper and Paperboard segments have been regrouped under Paper. Comparative figures for prior periods have been reclassified to conform with the new segment presentation.

During the December 2004 quarter, the Company adopted retroactively with restatement the new recommendations of Section 3110 of the Canadian Institute of Chartered Accountants (CICA) with respect to asset retirement obligations. These recommendations require entities to record a liability at fair value, in the period in which a legal obligation associated with the retirement of an asset is incurred. The associated costs are capitalized as part of the carrying value of the related asset and depreciated over its remaining useful life. The liability is accreted using a credit adjusted risk free interest rate. For such assets, a liability will be initially recognized in the period in which sufficient information exists to estimate a range of possible settlement dates. For the Company, asset retirement obligations in connection with the adoption of Section 3110 were primarily related to landfill capping obligations. The adoption of Section 3110 reduced the prior year reported net earnings by $0.4 million.

SEPTEMBER 2005 QUARTER VS JUNE 2005 QUARTER

SALES
					Volume
$ millions	June	September	Total	Price	& Mix
	2005	2005	Variance	Variance	Variance
Forest Products	360.6	300.8	(59.8)	(16.8)	(43.0)
Pulp	354.8	323.4	(31.4)	(19.4)	(12.0)
Paper	254.7	230.7	(24.0)	(1.6)	(22.4)
Chemical & Other	62.2	44.9	(17.3)	(13.3)	(4.0)
	1,032.3	899.8	(132.5)	(51.1)	(81.4)
Less : Intersegment sales	(74.4)	(65.6)	8.8
Sales	957.9	834.2	(123.7)

Sales decreased by $123.7 million over the prior quarter. Lower selling prices and volumes in all segments generated the decline. Currency was unfavourable as the Canadian $ averaged US $0.831, up from US $0.804 in the prior quarter.

EBITDA
					Cost
$ millions	June	September	Total	Price	& Volume
	2005	2005	Variance	Variance	Variance
Forest Products	18.5	(4.4)	(22.9)	(16.8)	(6.1)
Pulp	9.8	(1.7)	(11.5)	(19.4)	7.9
Paper	(1.7)	(1.4)	0.3	(1.6)	1.9
Chemical & Other	0.9	3.7	2.8	(13.3)	16.1
	27.5	(3.8)	(31.3)	(51.1)	19.8

The $31.3 million decrease in EBITDA was primarily attributable to the reduced performance of the Forest Products and Pulp segments, both of which experienced lower prices. Chemical segment prices and costs decreased by similar amounts and profitability remained relatively unchanged. This is to be expected for this segment as raw material prices are linked to selling prices.

A more detailed review of items having impacted sales and EBITDA of each major business segment is outlined in a subsequent section of the MD&A. The following reviews the impact of non-EBITDA items on the financial performance of the Company.

DEPRECIATION AND AMORTIZATION

The following table summarizes depreciation and amortization by component:

	$ millions
	June	September
	2005	2005
Fixed asset depreciation	56.6	57.9
Amortization of deferred development and pre-operating costs	1.8	1.1
Asset impairment	-	3.6
	58.4	62.6

During the September 2005 quarter, the Company recognized an impairment charge of $3.6 million relating to the Mattawa, Ontario specialty sawmill. The work conducted on long-lived assets did not indicate any other fixed asset impairment.

SEPTEMBER 2005 QUARTER VS JUNE 2005 QUARTER

UNUSUAL ITEMS

During the June 2005 quarter, the Company recorded an unusual charge of $136.1 million relating to the closure of several facilities. These included an SPF lumber sawmill in La Sarre, Quebec; a hardwood and pine sawmill in Davidson, Quebec; a hardwood sawmill in Temiscaming, Quebec; a lumber remanufacturing facility in Brantford, Ontario and the St. Raymond, Quebec papermill. The after-tax impact was $91.7 million or $1.07 per share. The following table summarizes the impact by facility:

$ millions	Reduction of	Severance &
	Carrying	Other Closure	Total	Tax	Net
	Values	Costs	Pre-tax	Recovery	After-tax
La Sarre sawmill	15.2	6.1	21.3	(7.2)	14.1
Davidson sawmill	5.7	4.0	9.7	(3.3)	6.4
Témiscaming sawmill	-	0.3	0.3	(0.1)	0.2
Brantford reman	3.2	0.9	4.1	(1.4)	2.7
St. Raymond papermill	90.6	10.1	100.7	(32.4)	68.3
	114.7	21.4	136.1	(44.4)	91.7

During the September 2005 quarter, as a result of the permanent closure of the pressurized groundwood pulping line and one of the four paper machines at the St. Francisville, Louisiana papermill, the Company recorded a non-cash charge of $39.8 million relating to the reduction of the carrying value of the fixed and other related assets. Employee severance and other closure costs amounting to $5.2 million were also recorded. The restructuring of operations at St. Francisville is expected to improve profitability by approximately US $17 million per year, based on fiscal 2005 costs. Also during the September 2005 quarter, the Company recorded a non-cash charge of $30.0 million relating to the reduction of the carrying value of a dismantled pulp machine and a dismantled paper machine. The machines had been acquired to be possibly installed at the Company's existing facilities. However, the relatively poor markets of the last several years combined with the Company's requirement to limit CAPEX has led to uncertainty regarding the ultimate disposition of this equipment. Finally, the Company performed the required annual impairment test of goodwill and found that impairment did exist in relation to its hardwood flooring and its newsprint business. As a result, a goodwill impairment charge of $1.5 and $21.6 million respectively was recorded. The after-tax effect of these charges was $87.5 million or $1.02 per share. The following summarizes the impact of each item:

$ millions	Reduction of	Severance &
	Carrying	Other Closure	Total	Tax	Net
	Values	Costs	Pre-tax	Recovery	After-tax
St. Francisville papermill	39.8	5.2	45.0	-	45.0
Dismantled machines	30.0	-	30.0	(10.2)	19.8
Goodwill impairment	23.1	-	23.1	(0.4)	22.7
	92.9	5.2	98.1	(10.6)	87.5

At the end of the September 2005 quarter, the Company had disbursed $12.6 million in relation to severance and other closure costs. A balance of $18.8 million remains and is expected to be disbursed over the next several quarters.

SEPTEMBER 2005 QUARTER VS JUNE 2005 QUARTER

INTEREST, FOREIGN EXCHANGE AND OTHER

The following table summarizes interest, foreign exchange and other expenses by component:

	$ millions
	June	September
	2005	2005
Interest on indebtedness	33.1	32.8
Amortization of deferred gain on foreign exchange contracts	(19.9)	(21.6)
Derivative financial instruments gain	(3.5)	(9.4)
Other foreign exchange items	(1.2)	10.3
Loss on consolidation of foreign integrated subsidiaries	1.3	2.9
Other items	3.6	3.9
	13.4	18.9

Interest on indebtedness was relatively unchanged from the prior quarter. Approximately 94% of the Company's long-term debt relates to US $ senior notes with fixed rates of interest. As such, the only item affecting interest on indebtedness is a change in the relative value of the Canadian $ versus the US $.

Effective September 28, 2003, the Company applied the accounting treatment prescribed by EIC-128 of the CICA handbook with respect to derivative financial instruments that do not qualify for hedge accounting. Prior to the implementation of this guideline, gains and losses related to financial instruments, primarily foreign exchange contracts, were recognized on the maturity dates of the instruments. If derivative financial instruments were sold or traded prior to their stated maturity dates, the gains or losses were deferred and recognized on the statement of operations as per the original maturity dates. The old rules required disclosure of outstanding derivative financial instruments and their mark to market value in the notes to the financial statements, but the positions were not shown on the Company's balance sheet. The Company applied EIC-128 and the accounting guideline for discontinuing hedge accounting at the beginning of fiscal 2004.

The following tables summarize the change in the unamortized deferred gain on foreign exchange contracts during the last two quarters:

	$ millions
	Opening		Ending
	Balance	Amortization	Balance

June 2005	79.9	(19.9)	60.0

September 2005	60.0	(21.6)	38.4

The remaining deferred gain will be amortized in quarterly amounts as per the following:

Quarter Ending	$ millions

December 2005	20.5
March 2006	17.8
Thereafter	0.1
38.4

SEPTEMBER 2005 QUARTER VS JUNE 2005 QUARTER

Since the beginning of the prior fiscal year, the Company has shown the fair value of its derivative financial instruments on its balance sheet and the resulting gain or loss for the period has been reflected in its statement of operations. Derivative financial instruments relate primarily to foreign exchange contracts but also include commodity related instruments such as lumber futures and hedges for purchased waste fibre and energy.

The following tables summarize the change in the market value of derivative financial instruments during the last two quarters:

	$ millions
	Opening	Gain	Disbursements	Ending
June 2005 Quarter	Balance	(Loss)	(Proceeds)	Balance
Market value of outstanding foreign
exchange contracts	61.1	(4.3)	(13.1)	43.7
Market value of commodity related
derivative financial instruments	1.6	7.8	(3.6)	5.8
	62.7	3.5	(16.7)	49.5

	$ millions
	Opening	Gain	Disbursements	Ending
September 2005 Quarter	Balance	(Loss)	(Proceeds)	Balance
Market value of outstanding foreign
exchange contracts	43.7	5.5	(49.0)	0.2
Market value of commodity related
derivative financial instruments	5.8	3.9	(4.0)	5.7
	49.5	9.4	(53.0)	5.9

During the September 2005 quarter, the Company recorded a gain of $5.5 million on its outstanding foreign exchange contracts as the relative value of the Canadian $ increased from US $0.811 to US $0.854. In the prior quarter, the Canadian $ had decreased from US $0.823 to US $0.811 and the Company had recorded a loss of $4.3 million. The Company received proceeds of $49.0 million relating to foreign exchange contracts in the September quarter as compared to $13.1 million received in the June quarter. Contracts were sold in advance of their stated maturities in the September quarter.

During the September 2005 quarter, the Company generated $3.9 million gain on commodity related derivative financial instruments, primarily lumber futures and natural gas hedges. Their appreciation was driven by the drop in US $ lumber reference prices and higher natural gas prices. Proceeds generated of $4.0 million were related to the lumber futures. This is similar to what occurred in the prior quarter when US $ lumber reference prices also decreased. The net result was a gain of $7.8 million and proceeds of $3.6 million in the June 2005 quarter.

GAIN/LOSS ON TRANSLATION OF FOREIGN DEBT

During the September 2005 quarter, the Company recorded a gain of $73.6 million on the translation of its US $ denominated debt as the relative value of the Canadian $ increased from US $0.811 to US $0.854. In the prior quarter, the Canadian $ had decreased from US $0.823 to US $0.811, and the Company had recorded a loss of $20.1 million. The after-tax impact of the gain on translation of foreign denominated debt was $61.3 million or $0.72 per share as compared to the prior quarter after-tax loss of $16.8 million or $0.20 per share.

SEPTEMBER 2005 QUARTER VS JUNE 2005 QUARTER

NET LOSS

The Company generated a net loss of $134.9 million or $1.58 per share compared to a net loss of $142.5 million or $1.66 per share in the prior quarter. As noted previously, the Company's financial results were impacted by certain specific items. The following table summarizes the impact of theses items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net earnings (loss) as determined by Canadian Generally Accepted Accounting Principles (GAAP).

	June 2005 Quarter		September 2005 Quarter
	$ millions	$ per share	$ millions	$ per share

Net loss as reported
- in accordance with GAAP	(142.5)	(1.66)	(134.9)	(1.58)
Specific items (after-tax):
Loss (gain) on translation of foreign debt	16.8	0.20	(61.3)	(0.72)
Derivative financial instrument gain	(2.4)	(0.03)	(6.3)	(0.07)
Amortization of deferred gain on
foreign exchange contracts	(13.4)	(0.16)	(14.5)	(0.17)
Asset impairment	-	-	2.4	0.03
Unusual items	91.7	1.07	87.5	1.02
Net loss excluding specific items
- not in accordance with GAAP	(49.8)	(0.58)	(127.1)	(1.49)

SEPTEMBER 2005 QUARTER VS SEPTEMBER 2004 QUARTER

SALES
					Volume
$ millions	September	September	Total	Price	& Mix
	2004	2005	Variance	Variance	Variance
Forest Products	415.2	300.8	(114.4)	(48.8)	(65.6)
Pulp	350.2	323.4	(26.8)	(37.6)	10.8
Paper	244.1	230.7	(13.4)	4.5	(17.9)
Chemical & Other	49.1	44.9	(4.2)	(3.2)	(1.0)
	1,058.6	899.8	(158.8)	(85.1)	(73.7)
Less : Intersegment sales	(77.3)	(65.6)	11.7
Sales	981.3	834.2	(147.1)

Sales decreased by $147.1 million over the same quarter a year ago. Lower selling prices and volumes in the Forest Products and lower prices in the Pulp segment caused the decrease. Effective Canadian $ selling prices were negatively impacted by the stronger Canadian $, which averaged US $0.831, an increase of 9% over US $0.763 in the same quarter of the prior year.

EBITDA
					Cost
$ millions	September	September	Total	Price	& Volume
	2004	2005	Variance	Variance	Variance
Forest Products	60.1	(4.4)	(64.5)	(48.8)	(15.7)
Pulp	24.4	(1.7)	(26.1)	(37.6)	11.5
Paper	(2.6)	(1.4)	1.2	4.5	(3.3)
Chemical & Other	2.7	3.7	1.0	(3.2)	4.2
	84.6	(3.8)	(88.4)	(85.1)	(3.3)

The $88.4 million decrease in EBITDA was driven primarily by the lower profitability of the Forest Products and Pulp segments, which experienced lower prices.

A more detailed review of items having impacted sales and EBITDA of each major business segment is outlined in a subsequent section of the MD&A. The following reviews the impact of non-EBITDA items on the financial performance of the Company.

DEPRECIATION AND AMORTIZATION

The following table summarizes depreciation and amortization by component:

	$ millions
	September	September
	2004	2005
Fixed asset depreciation	56.3	57.9
Amortization of deferred development and pre-operating costs	1.5	1.1
Asset impairment	-	3.6
	57.8	62.6

During the September 2005 quarter, the Company recognized an impairment charge of $3.6 million relating to the Mattawa, Ontario specialty sawmill. The work conducted on long-lived assets did not indicate any other fixed asset impairment.

SEPTEMBER 2005 QUARTER VS SEPTEMBER 2004 QUARTER

UNUSUAL ITEMS

During the September 2004 quarter, the Company recorded a non-cash charge of $9.8 million relating to the write-down of a newsprint machine at the Kapuskasing, Ontario paper mill. The machine has been idle since February 2004 and based on the relatively difficult market conditions it was deemed unlikely that the newsprint machine would be restarted. The charge includes the complete write-down of the machine's net book value and related spare parts. The after-tax impact was $6.6 million or $0.08 per share.

During the September 2005 quarter, as a result of the permanent closure of the pressurized groundwood pulping line and one of the four paper machines at the St. Francisville, Louisiana papermill, the Company recorded a non-cash charge of $39.8 million relating to the reduction of the carrying value of the fixed and other related assets. Employee severance and other closure costs amounting to $5.2 million were also recorded. The restructuring of operations at St. Francisville is expected to improve profitability by approximately US $17 million per year, based on fiscal 2005 costs. Also during the September 2005 quarter, the Company recorded a non-cash charge of $30.0 million relating to the reduction of the carrying value of a dismantled pulp machine and a dismantled paper machine. The machines had been acquired to be possibly installed at the Company's existing facilities. However, the relatively poor markets of the last several years combined with the Company's requirement to limit CAPEX has led to uncertainty regarding the ultimate disposition of this equipment. Finally, the Company performed the required annual impairment test of goodwill and found that impairment did exist in relation to its hardwood flooring and its newsprint business. As a result, a goodwill impairment charge of $1.5 and $21.6 million respectively was recorded. The after-tax effect of these charges was $87.5 million or $1.02 per share. The following summarizes the impact of each item:

$ millions	Reduction of	Severance &
	Carrying	Other Closure	Total	Tax	Net
	Values	Costs	Pre-tax	Recovery	After-tax
St. Francisville papermill	39.8	5.2	45.0	-	45.0
Dismantled machines	30.0	-	30.0	(10.2)	19.8
Goodwill impairment	23.1	-	23.1	(0.4)	22.7
	92.9	5.2	98.1	(10.6)	87.5

At the end of September 2005, the Company had disbursed $12.6 million in relation to severance and other closure costs. A balance of $18.8 million remains and is expected to be disbursed over the next several quarters.

INTEREST, FOREIGN EXCHANGE AND OTHER

The following table summarizes interest, foreign exchange and other expense by component:

	$ millions
	September	September
	2004	2005
Interest on indebtedness	33.7	32.8
Amortization of deferred gain on foreign exchange contracts	(41.3)	(21.6)
Derivative financial instruments gain	(20.2)	(9.4)
Other foreign exchange items	10.8	10.3
Loss on consolidation of foreign integrated subsidiaries	6.1	2.9
Other items	0.4	3.9
	(10.5)	18.9

SEPTEMBER 2005 QUARTER VS SEPTEMBER 2004 QUARTER

Interest on indebtedness declined by $0.9 million primarily as a result of the stronger Canadian $. Approximately 94% of the Company's term debt relates to US $ senior notes with fixed rates of interest. As such, the only item affecting interest on indebtedness is a change in the relative value of the Canadian $ versus the US $.

Effective September 28, 2003, the Company applied the accounting treatment prescribed by EIC-128 of the CICA with respect to derivative financial instruments that do not qualify for hedge accounting. Prior to the implementation of this guideline, gains and losses related to financial instruments, primarily foreign exchange contracts, were recognized on the maturity dates of the instruments. If derivative financial instruments were sold or traded prior to their stated maturity dates, the gains or losses were deferred and recognized on the statement of operations as per the original maturity dates. The old rules required disclosure of outstanding derivative financial instruments and their mark to market value in the notes to the financial statements, but the positions were not shown on the Company's balance sheet. The Company applied EIC-128 and the accounting guideline for discontinuing hedge accounting at the beginning of fiscal 2004.

The following table summarizes the change in the unamortized deferred gain on foreign exchange contracts during the September 2004 and 2005 quarters:

	$ millions
	Opening		Ending
	Balance	Amortization	Balance

September 2004	197.6	(41.3)	156.3

September 2005	60.0	(21.6)	38.4

The remaining deferred gain will be amortized in quarterly amounts as per the following:

Quarter Ending	$ millions

December 2005	20.5
March 2006	17.8
Thereafter	0.1
38.4

Since the beginning of the prior fiscal year, the Company has shown the fair value of its derivative financial instruments on its balance sheet and the resulting gain or loss for the period has been reflected in its statement of operations. Derivative financial instruments relate primarily to foreign exchange contracts but also include commodity related instruments such as lumber futures and hedges for purchased waste fibre and energy.

SEPTEMBER 2005 QUARTER VS SEPTEMBER 2004 QUARTER

The following tables summarize the change in the market value of derivative financial instruments during the September 2004 and 2005 quarters:

	$ millions
	Opening	Gain	Disbursements	Ending
September 2004 Quarter	Balance	(Loss)	(Proceeds)	Balance
Market value of outstanding foreign
exchange contracts	82.0	21.8	1.1	104.9
Market value of commodity related
derivative financial instruments	5.3	(1.6)	5.7	9.4
	87.3	20.2	6.8	114.3

	$ millions
	Opening	Gain	Disbursements	Ending
September 2005 Quarter	Balance	(Loss)	(Proceeds)	Balance
Market value of outstanding foreign
exchange contracts	43.7	5.5	(49.0)	0.2
Market value of commodity related
derivative financial instruments	5.8	3.9	(4.0)	5.7
	49.5	9.4	(53.0)	5.9

During the September 2005 quarter, the Company recorded a gain of $5.5 million on its outstanding foreign exchange contracts as the relative value of the Canadian $ increased from US $0.811 to US $0.854. In the prior year quarter, the Company had recorded a gain of $21.8 million, the Canadian $ increasing from US $0.741 to US $0.784. The Company received proceeds of $49.0 million relating to foreign exchange contracts in the September 2005 quarter as compared to $1.1 million disbursed in the September 2004 quarter. Contracts had been sold in advance of their stated maturities in the September 2005 quarter.

During the September 2005 quarter, the Company generated a $3.9 million gain on commodity related derivative financial instruments, primarily lumber futures and natural gas hedges. Their appreciation was driven by the drop in US $ lumber reference prices. Proceeds generated of $4.0 million were also related to the lumber futures. This is the opposite of what occurred in the prior year period when US $ lumber reference prices increased. The net result was a loss of $1.6 million and disbursements of $5.7 million in the September 2004 quarter.

GAIN ON TRANSLATION OF FOREIGN DEBT

During the September 2005 quarter, the Company recorded a gain of $73.6 million on the translation of its US $ denominated debt as the relative value of the Canadian $ increased from US $0.811 to US $0.854. In the comparable period a year ago, the Canadian $ had increased from US $0.741 to US $0.784, and the Company had recorded a gain of $90.4 million. The after-tax impact of the gain on translation of foreign denominated debt was $61.3 million or $0.72 per share as compared to the prior year after-tax gain of $75.8 million or $0.88 per share.

SEPTEMBER 2005 QUARTER VS SEPTEMBER 2004 QUARTER

NET EARNINGS (LOSS)

The Company generated a net loss of $134.9 million or $1.58 per share compared to net earnings of $90.7 million or $1.06 per share in the corresponding quarter of the prior year. As noted previously, the Company's financial results were impacted by certain specific items. The following table summarizes the impact of these items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net earnings (loss) as determined by Canadian GAAP.

	September 2004 Quarter		September 2005 Quarter
	$ millions	$ per share	$ millions	$ per share
Net earnings (loss) as reported
- in accordance with GAAP	90.7	1.06	(134.9)	(1.58)
Specific items (after-tax):
Gain on translation of foreign debt	(75.8)	(0.88)	(61.3)	(0.72)
Derivative financial instruments gain	(13.7)	(0.16)	(6.3)	(0.07)
Amortization of deferred gain on
foreign exchange contracts	(27.8)	(0.32)	(14.5)	(0.17)
Asset impairment	-	-	2.4	0.03
Unusual items	6.6	0.08	87.5	1.02
Net loss excluding specific items
- not in accordance with GAAP	(20.0)	(0.22)	(127.1)	(1.49)

YEAR ENDED SEPTEMBER 2005 VS YEAR ENDED SEPTEMBER 2004

SALES
					Volume
$ millions	September	September	Total	Price	& Mix
	2004	2005	Variance	Variance	Variance
Forest Products	1,422.8	1,353.5	(69.3)	(61.3)	(8.0)
Pulp	1,417.6	1,372.6	(45.0)	(83.3)	38.3
Paper	953.5	942.8	(10.7)	29.4	(40.1)
Chemical & Others	180.6	208.9	28.3	29.3	(1.0)
	3,974.5	3,877.8	(96.7)	(85.9)	(10.8)
Less: intersegment sales	(309.7)	(292.8)	16.9
Sales	3,664.8	3,585.0	(79.8)

Sales decreased by $79.8 million over the same period a year ago. The decrease occurred primarily in the Forest Products and Pulp segments. The Pulp segment price decrease was partially offset by higher volumes. The opposite occurred in Paper with lower volumes offsetting higher prices. Canadian $ selling prices were negatively impacted by the stronger Canadian $, which averaged US $0.817, an increase of 8% over US $0.754 in the prior year.

EBITDA
					Cost
$ millions	September	September	Total	Price	& Volume
	2004	2005	Variance	Variance	Variance
Forest Products	129.7	55.0	(74.7)	(61.3)	(13.4)
Pulp	61.4	(24.7)	(86.1)	(83.3)	(2.8)
Paper	(29.8)	(13.1)	16.7	29.4	(12.7)
Chemical & Other	7.2	7.9	0.7	29.3	(28.6)
	168.5	25.1	(143.4)	(85.9)	(57.5)

The $143.4 million decrease in EBITDA was driven primarily by the lower profitability of the Forest Products and Pulp segments, which experienced lower prices. All businesses were negatively impacted by higher manufacturing costs. Chemical segment prices and costs increased by similar amounts and profitability remained relatively unchanged. This is to be expected for this segment as raw material prices are linked to selling prices.

A more detailed review of items having impacted sales and EBITDA of each major business segment is outlined in a subsequent section of the MD&A. The following reviews the impact of non-EBITDA items on the financial performance of the Company.

DEPRECIATION AND AMORTIZATION

The following table summarizes depreciation and amortization by component:

	$ millions
	September	September
	2004	2005
Fixed asset depreciation	226.6	234.0
Amortization of deferred development and pre-operating costs	8.1	6.1
Asset impairment	-	3.6
	234.7	243.7

During the September 2005 quarter, the Company recognized an impairment charge of $3.6 million relating to the Mattawa, Ontario specialty sawmill. The work conducted on long-lived assets did not indicate any other fixed asset impairment.

YEAR ENDED SEPTEMBER 2005 VS YEAR ENDED SEPTEMBER 2004

UNUSUAL ITEMS

Fiscal 2004

During the March 2004 quarter, the Company recorded a non-cash charge of $36.8 million relating to the write-down of its investment in the Gaspésia Papers Limited Partnership. The charge was the result of a decision made by the partners to halt work on the modernization project and seek creditor protection. The charge included the write-down of the original investment of $35.0 million and a provision of $1.8 million for the non-recovery of expenses incurred as part of service agreements with Gaspésia Papers Limited Partnership. As the majority of the unusual charge was a capital loss, the after-tax impact was $36.2 million or $0.42 per share.

During the September 2004 quarter, the Company recorded a non-cash charge of $9.8 million relating to the write-down of a newsprint machine at the Kapuskasing, Ontario paper mill. The machine has been idle since February 2004 and based on the relatively difficult market conditions it was deemed unlikely that the newsprint machine would be restarted. The charge includes the complete write-down of the machine's net book value and related spare parts. The after-tax impact was $6.6 million or $0.08 per share.

Fiscal 2005

During the December 2004 quarter, the Company recorded an unusual charge of $20.3 million relating to the restructuring of its Ontario sawmill operations. The amount included a non-cash charge of $15.5 million relating to the reduction of the carrying value of the Kirkland Lake and Opasatika sawmills. Employee severance and other closure costs amounting to $4.8 million were also recorded. The after-tax effect of the unusual charge was $14.2 million or $0.17 per share.

During the June 2005 quarter, the Company recorded an unusual charge of $136.1 million relating to the closure of several facilities. These included an SPF lumber sawmill in La Sarre, Quebec; a hardwood and pine sawmill in Davidson, Quebec; a hardwood sawmill in Temiscaming, Quebec; a lumber remanufacturing facility in Brantford, Ontario and the St. Raymond, Quebec papermill. The after-tax impact was $91.7 million or $1.07 per share. The following table summarized the impact by facility:

$ millions	Reduction of	Severance &
	Carrying	Other Closure	Total	Tax	Net
	Values	Costs	Pre-tax	Recovery	After-tax
La Sarre sawmill	15.2	6.1	21.3	(7.2)	14.1
Davidson sawmill	5.7	4.0	9.7	(3.3)	6.4
Témiscaming sawmill	-	0.3	0.3	(0.1)	0.2
Brantford reman	3.2	0.9	4.1	(1.4)	2.7
St. Raymond papermill	90.6	10.1	100.7	(32.4)	68.3
	114.7	21.4	136.1	(44.4)	91.7

YEAR ENDED SEPTEMBER 2005 VS YEAR ENDED SEPTEMBER 2004

During the September 2005 quarter, as a result of the permanent closure of the pressurized groundwood pulping line and one of the four paper machines at the St. Francisville, Louisiana papermill, the Company recorded a non-cash charge of $39.8 million relating to the reduction of the carrying value of the fixed and other related assets. Employee severance and other closure costs amounting to $5.2 million were also recorded. The restructuring of operations at St. Francisville is expected to improve profitability by approximately US $17 million per year, based on fiscal 2005 costs. Also during the September 2005 quarter, the Company recorded a non-cash charge of $30.0 million relating to the reduction of the carrying value of a dismantled pulp machine and a dismantled paper machine. The machines had been acquired to be possibly installed at the Company's existing facilities. However, the relatively poor markets of the last several years combined with the Company's requirement to limit CAPEX has led to uncertainty regarding the ultimate disposition of this equipment. Finally, the Company performed the required annual impairment test of goodwill and found that impairment did exist in relation to its hardwood flooring and its newsprint business. As a result, a goodwill impairment charge of $1.5 and $21.6 million respectively was recorded. The after-tax effect of these charges was $87.5 million or $1.02 per share. The following summarizes the impact of each item:

$ millions	Reduction of	Severance &
	Carrying	Other Closure	Total	Tax	Net
	Values	Costs	Pre-tax	Recovery	After-tax
St. Francisville papermill	39.8	5.2	45.0	-	45.0
Dismantled machines	30.0	-	30.0	(10.2)	19.8
Goodwill impairment	23.1	-	23.1	(0.4)	22.7
	92.9	5.2	98.1	(10.6)	87.5

At the end of the September 2005 quarter, the Company had disbursed $12.6 million in relation to severance and other closure costs. A balance of $18.8 million remains and is expected to be disbursed over the next several quarters.

INTEREST, FOREIGN EXCHANGE AND OTHER

The following table summarizes interest, foreign exchange and other expense by component:

	$ millions
	September	September
	2004	2005
Interest on indebtedness	137.1	130.0
Amortization of deferred gain on foreign exchange contracts	(149.3)	(117.9)
Derivative financial instruments gain	(84.6)	(30.3)
Investment income	(22.7)	(0.7)
Other foreign exchange items	16.6	17.1
Loss on consolidation of foreign integrated subsidiaries	2.0	6.0
Other items	1.9	6.9
	(99.0)	11.1

Interest on indebtedness declined by $7.1 million primarily as a result of the stronger Canadian $. Approximately 94% of the Company's term debt relates to US $ senior notes with fixed rates of interest. As such, the only item affecting interest on indebtedness is a change in the relative value of the Canadian $ versus the US $.

YEAR ENDED SEPTEMBER 2005 VS YEAR ENDED SEPTEMBER 2004

Effective September 28, 2003, the Company applied the accounting treatment prescribed by EIC-128 of the CICA with respect to derivative financial instruments that do not qualify for hedge accounting. Prior to the implementation of this guideline, gains and losses related to financial instruments, primarily foreign exchange contracts, were recognized on the maturity dates of the instruments. If derivative financial instruments were sold or traded prior to their stated maturity dates, the gains or losses were deferred and recognized on the statement of operations as per the original maturity dates. The old rules required disclosure of outstanding derivative financial instruments and their mark to market value in the notes to the financial statements, but the positions were not shown on the Company's balance sheet. The Company applied EIC-128 and the accounting guideline for discontinuing hedge accounting at the beginning of the fiscal 2004.

The following table summarizes the change in the unamortized deferred gain on foreign exchange contracts during the years ended September 2004 and 2005:

	$ millions
	Opening		Ending
	Balance	Amortization	Balance

Year ended September 2004	305.6	(149.3)	156.3

Year ended September 2005	156.3	(117.9)	38.4

The remaining deferred gain will be amortized in quarterly amounts as per the following:

Quarter Ending	$ millions

December 2005	20.5
March 2006	17.8
Thereafter	0.1
38.4

Since the beginning of the prior fiscal year, the Company has shown the fair value of its derivative financial instruments on its balance sheet and the resulting gain or loss for the period has been reflected in its statement of operations. Derivative financial instruments relate primarily to foreign exchange contracts but also include commodity related instruments such as lumber futures and hedges for purchased waste fibre and energy.

The following tables summarize the change in the market value of derivative financial instruments during fiscal 2004 and fiscal 2005:

	$ millions
	Opening	Gain	Disbursements	Ending
Year ended September 2004	Balance	(Loss)	(Proceeds)	Balance
Market value of outstanding foreign
exchange contracts	223.4	86.5	(205.0)	104.9
Market value of commodity related
derivative financial instruments	-	(1.9)	11.3	9.4
	223.4	84.6	(193.7)	114.3

	$ millions
	Opening	Gain	Disbursements	Ending
Year ended September 2005	Balance	(Loss)	(Proceeds)	Balance
Market value of outstanding foreign
exchange contracts	104.9	22.7	(127.4)	0.2
Market value of commodity related
derivative financial instruments	9.4	7.6	(11.3)	5.7
	114.3	30.3	(138.7)	5.9

YEAR ENDED SEPTEMBER 2005 VS YEAR ENDED SEPTEMBER 2004

During fiscal 2005, the Company recorded a gain of $22.7 million on its outstanding foreign exchange contracts as the relative value of the Canadian $ increased from US $0.784 to US $0.854. In the prior year, the Canadian $ had increased from US $0.739 to US $0.784 and the Company had recorded a gain of $86.5 million. The Company received proceeds of $127.4 million relating to foreign exchange contracts during fiscal 2005 as compared to $205.0 million in the comparable period a year ago. In the prior year, the Company had disposed of a substantial portion of its US $ currency contracts to fund the acquisition of three sawmills.

During fiscal 2004, the Company realized a gain of $22.7 million on the sale of shares of a Canadian publicly traded company, Slocan Forest Products. The shares had been acquired in 2002 and subsequently appreciated in value as the result of Slocan's acquisition by a third party.

GAIN ON TRANSLATION OF FOREIGN DEBT

During the year ended September 2005, the Company recorded a gain of $124.8 million on the translation of its US $ denominated debt as the relative value of the Canadian $ increased from US $0.784 to US $0.854. In the comparable period a year ago, the Canadian $ had increased from US $0.739 to US $0.784, and the Company had recorded a gain of $93.5 million. The after-tax impact of the gain on translation of foreign denominated debt was $104.2 million or $1.22 per share in fiscal 2005 as compared to the prior year after-tax gain of $78.4 million or $0.91 per share.

NET EARNINGS (LOSS)

The Company generated a net loss of $304.3 million or $3.55 per share compared to net earnings of $37.0 million or $0.43 per share in the prior year. As noted previously, the Company's financial results were impacted by certain specific items. The following table summarizes the impact of these items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net earnings (loss) as determined by Canadian GAAP.

	Year ended		Year ended
	September 2004		September 2005

	$ millions	$ per share	$ millions	$ per share
Net earnings (loss) as reported
- in accordance with GAAP	37.0	0.43	(304.3)	(3.55)
Specific items (after-tax):
Gain on translation of foreign debt	(78.4)	(0.91)	(104.2)	(1.22)
Derivative financial instruments gain	(57.1)	(0.67)	(20.4)	(0.24)
Amortization of deferred gain on
foreign exchange contracts	(100.8)	(1.17)	(79.6)	(0.93)
Asset impairment	-	-	2.4	0.03
Unusual items	42.8	0.50	193.4	2.26
Net loss excluding specific items
- not in accordance with GAAP	(156.5)	(1.82)	(312.7)	(3.65)

FOREST PRODUCTS

	Quarterly Results

	Fiscal 2004				Fiscal 2005

	Dec 03	Mar 04	Jun 04	Sep 04	Dec 04	Mar 05	Jun 05	Sep 05

Financial

Sales ($ millions) (1)	272.2	324.8	410.6	415.2	331.3	360.8	360.6	300.8

EBITDA ($ millions)	4.9	9.7	55.0	60.1	21.4	19.5	18.5	(4.4)

Shipments

SPF lumber (mfbm)	287.3	328.3	419.0	409.0	367.9	372.3	375.5	348.3

OSB (mmsf - 1/16")	350.9	372.4	336.2	393.0	364.0	385.4	375.8	362.6

Reference Prices

Western SPF KD std &
better (US$ per mfbm)	291	360	428	426	328	393	353	319

KD #2 & better delivered
G.L. (US$ per mfbm)	367	429	496	499	406	462	425	396

KD stud delivered G.L.
(US$ per mfbm)	316	366	436	460	398	462	428	396

OSB - north central
(US$ per msf - 1/16" basis)	55	62	62	51	37	52	43	43

(1) Includes intersegment sales eliminated on consolidation

September 2005 Quarter vs June 2005 Quarter

The Forest Products segment generated negative EBITDA of $4.4 million on sales of $300.8 million. This compares to EBITDA of $18.5 million on sales of $360.6 million in the prior quarter. The sales decrease was due primarily to lower selling prices and volumes for SPF lumber and OSB. As well, the shutdown of the Davidson, Quebec hardwood and pine sawmills reduced Specialty Wood sales by $6.7 million. US $ reference prices for random lumber decreased by approximately US $31 per mfbm while stud lumber decreased by US $32 per mfbm. Currency was unfavourable as the Canadian $ averaged US $0.831, up from US $0.804 in the prior quarter. The net effect was a decrease in EBITDA of $14.4 million or $41 per mfbm. Lower selling prices for OSB decreased EBITDA by a further $3.9 million. Margins in SPF lumber were negatively impacted by higher processing costs, partially offset by lower lumber export duties. During the quarter, countervailing and antidumping duties totalled $18.4 million, compared to $23.4 million in the prior quarter. Since May 2002, the Company has incurred $310.3 million of duties, which remain subject to the resolution of the softwood lumber dispute.

FOREST PRODUCTS

September 2005 Quarter vs September 2004 Quarter

The Forest Products segment generated negative EBITDA of $4.4 million on sales of $300.8 million. This compares to EBITDA of $60.1 million on sales of $415.2 million in the comparable quarter of the prior year. Sales of SPF lumber decreased by $76.4 million as a result of lower volumes and selling prices. Sales of OSB and Specialty Wood declined by $17 million, also due to lower prices and volumes. US $ reference prices for random lumber were down by approximately US $105 per mfbm, while the reference price for stud lumber declined by US $74 per mfbm. The decline in selling prices was also related to a stronger Canadian $, which averaged 9% higher versus the US $. As a result, the average selling price of SPF lumber declined by $117 per mfbm from the year ago quarter, decreasing EBITDA by $40.7 million. Lower OSB prices further reduced EBITDA by $7.0 million. SPF lumber margins were also impacted by the lower volumes and higher manufacturing costs, with lower lumber export duties providing a partial offset. During the quarter, countervailing and antidumping duties totalled $18.4 million, down from $35.7 million incurred in the September 2004 quarter.

Year ended September 2005 vs Year ended September 2004

The Forest Products segment generated EBITDA of $55.0 million on sales of $1,353.5 million. This compares to EBITDA of $129.7 million on sales of $1,422.8 million in the comparable period of the prior year. The decrease in sales was due to lower prices for SPF lumber and OSB. US $ reference prices for random lumber declined by US $27 per mfbm, while reference prices for stud lumber improved by US $6 per mfbm. Selling prices were negatively impacted by a stronger Canadian $, which averaged approximately 8% higher versus the US $. As a result, the average selling price of SPF lumber decreased by $20 per mfbm from a year ago, reducing EBITDA by $28.8 million. Lower selling prices for OSB decreased EBITDA by a further $32.3 million. Margins in SPF lumber were negatively impacted by higher processing costs, partially offset by lower lumber export duties. During the fiscal year, countervailing and antidumping duties totalled $89.4 million, down from $111.4 million incurred in fiscal 2004.

The following table summarizes duties expensed and remitted since May 2002.

	$ millions
	C$	C$	US$
	Duties Expensed	Duties remitted	Duties remitted
Fiscal 2002	28.3	25.2	15.7
Fiscal 2003	81.2	73.8	50.8
Fiscal 2004	111.4	106.3	80.9
Fiscal 2005	89.4	91.4	73.2
	310.3	296.7	220.6

PULP

	Quarterly Results

	Fiscal 2004				Fiscal 2005

	Dec 03	Mar 04	Jun 04	Sep 04	Dec 04	Mar 05	Jun 05	Sep 05

Financial

Sales ($ millions) (1)	298.8	370.0	398.6	350.2	347.4	347.0	354.8	323.4

EBITDA ($ millions)	(13.4)	6.5	43.9	24.4	(37.1)	4.3	9.8	(1.7)

Shipments

Paper pulp (000's tonnes)	329.6	441.6	407.3	373.1	430.9	396.7	399.1	389.3

Specialty pulp (000's tonnes)	85.4	85.5	94.2	79.7	85.2	89.9	83.7	77.9

Internal (000's tonnes)	24.5	24.1	25.2	26.8	25.7	24.7	27.5	25.4

Total	439.5	551.2	526.7	479.6	541.8	511.3	510.3	492.6

Reference Prices
NBSK - delivered US
(US$ per tonne)	575	600	660	670	630	670	653	623
NBSK - delivered N. Europe
(US$ per tonne)	552	590	647	633	602	640	613	587
Bleached hardwood high yield
- delivered N. Europe
(US$ per tonne)	470	473	510	482	462	520	557	550

(1) Includes intersegment sales eliminated on consolidation

September 2005 Quarter vs June 2005 Quarter

The Pulp segment generated negative EBITDA of $1.7 million on sales of $323.4 million for the quarter ended September 2005 compared to EBITDA of $9.8 million on sales of $354.8 million in the June 2005 quarter. The $31.4 million decline in sales was driven by lower prices and volumes in both paper and specialty pulps. US $ reference prices for all grades of pulp declined. Currency was also unfavourable as the Canadian $ averaged US $0.831, up from US $0.804 in the prior quarter. The net price effect was a decrease of $39 per tonne, reducing EBITDA by $19.4 million. The lower revenues were partially offset by lower manufacturing costs, primarily resulting from a more favourable exchange rate on the French pulp mills' Euro costs. The Pulp group was able to contain costs despite increased production curtailments. Total downtime in the September quarter was 35,700 tonnes, compared to 15,400 tonnes in the prior quarter.

PULP

September 2005 Quarter vs September 2004 Quarter

The Pulp segment generated negative EBITDA of $1.7 million on sales of $323.4 million for the quarter ended September 2005, compared to EBITDA of $24.4 million on sales of $350.2 million in the September 2004 quarter. The $26.8 million decrease in sales was due to lower selling prices for all grades of pulp, partially offset by higher volumes of paper pulp. US $ reference prices for pulp were weaker. The decline in selling prices was also the result of a stronger Canadian $, which averaged 9% higher versus the US $. The net price effect was a decrease of $76 per tonne, lowering EBITDA by $37.6 million. The lower revenues were partially offset by lower manufacturing costs, primarily resulting from a more favourable exchange rate on the French pulp mills' Euro costs. The Pulp group was able to contain costs despite increased production curtailments. Total downtime in the quarter was 35,700 tonnes compared to 8,500 tonnes in the year ago quarter.

Year ended September 2005 vs Year ended September 2004

The Pulp segment generated negative EBITDA of $24.7 million on sales of $1,372.6 million for the year ended September 2005, compared to EBITDA of $61.4 million on sales of 1,417.6 million in fiscal 2004. The $45.0 million decrease in sales was due to lower selling prices, partially offset by higher shipments. While the US $ reference prices for the various grades of pulp increased, it was not sufficient to offset the impact of the stronger Canadian $, which averaged 8% higher versus the US $. The net price effect was a reduction of $41 per tonne, reducing EBITDA by $83.3 million. Year over year manufacturing costs remained relatively unchanged with higher chemical, energy, freight and supply costs offset by lower labour costs and a more favourable exchange rate on the French pulp mills' Euro costs. The Pulp group was able to contain costs despite increased production curtailments. Total downtime in the year was 101,600 tonnes compared to 73,900 tonnes in the prior year.

PAPER

	Quarterly Results

	Fiscal 2004				Fiscal 2005

	Dec 03	Mar 04	Jun 04	Sep 04	Dec 04	Mar 05	Jun 05	Sep 05

Financial

Sales ($ millions)	221.9	236.2	251.3	244.1	232.5	224.9	254.7	230.7

EBITDA ($ millions)	(2.1)	(15.0)	(10.1)	(2.6)	(0.6)	(9.4)	(1.7)	(1.4)

Shipments

Newsprint
(000's tonnes)	138.3	135.6	128.6	123.2	124.9	112.0	129.6	122.7

Coated paper (000's tonnes)	62.7	71.1	73.2	68.3	66.0	65.2	66.1	65.6

Specialty papers (000's tonnes) (1)	65.3	75.0	79.3	77.8	73.4	71.5	79.6	60.6

Total	266.3	281.7	281.1	269.3	264.3	248.7	275.3	248.9

Reference Prices
Newsprint - 48.8 gram
East coast (US$ per tonne)	512	520	542	547	567	571	589	612
Coated #5 - 40 lb
(US$ per short ton)	695	695	695	737	775	790	838	880
15 pt. Bleached Coated
Board (US $ per short ton)	840	840	853	903	930	930	937	950

(1) Includes coated bleached board shipments

September 2005 Quarter vs June 2005 Quarter

The Paper segment generated negative EBITDA of $1.4 million on sales of $230.7 million. This compares to negative EBITDA of $1.7 million on sales of $254.7 million in the prior quarter. Sales decreased by $24.0 million as a result of lower shipments. The decline in specialty paper shipments relates primarily to the permanent closure of the 68,000 tonne per year St. Raymond, Quebec, paper mill, which occurred in May 2005. US $ reference prices for newsprint and coated paper increased by US $23 per tonne and US $42 per short ton respectively. However, the stronger Canadian $, which averaged US $0.831 versus US $0.804 in the prior quarter, negated the improvement in reference prices. The net price effect was a decrease of $6 per tonne, reducing EBITDA by $1.6 million. Manufacturing costs were relatively unchanged from the prior quarter despite an increase in production curtailments. Total downtime in the September quarter was 12,700 tonnes, up from 6,200 tonnes in the prior quarter.

PAPER

September 2005 Quarter vs September 2004 Quarter

The Paper segment generated negative EBITDA of $1.4 million on sales of $230.7 million. This compares to negative EBITDA of $2.6 million on sales of $244.1 million in the same quarter a year ago. The $13.4 million decrease in sales results from lower shipments of specialty and coated papers, partially offset by higher coated paper prices. The decline in specialty paper shipments relates primarily to the permanent closure of the 68,000 tonne per year St. Raymond, Quebec, paper mill, which occurred in May 2005. US $ reference prices increased for all grades of paper, however this was partially offset by a stronger Canadian $, which averaged 9% higher versus the US $. The net price effect was an increase of $18 per tonne, increasing EBITDA by $4.5 million. Manufacturing costs increased, primarily for energy and chemicals. The higher costs were mitigated by a more favourable exchange rate on the St. Francisville, Louisiana coated paper mill's US $ costs. Increased production curtailments also led to higher costs. Total downtime in the September quarter was 12,700 tonnes compared to full operations and no downtime in the year ago period.

Year ended September 2005 vs Year ended September 2004

The Paper segment generated negative EBITDA of $13.1 million on sales of $942.8 million. This compares to negative EBITDA of $29.8 million on sales of $953.5 million a year ago. The $10.7 million decline in sales resulted primarily from lower shipments of newsprint and specialty papers, partially offset by higher newsprint and coated paper prices. In February 2004, the Company idled No.1 paper machine (70,000 tonnes of annual capacity) at the Kapuskasing, Ontario newsprint mill. No.1 produced approximately 25,000 tonnes in fiscal 2004 compared to no production in fiscal 2005. The decline in specialty paper shipments related primarily to the permanent closure of the 68,000 tonne per year St. Raymond, Quebec, paper mill, which occurred in May 2005. The mill produced 57,100 tonnes in fiscal 2004 compared to 36,600 tonnes in fiscal 2005. US $ reference prices increased for all grades of paper, however, this was partially offset by a stronger Canadian $, which averaged 8% higher versus the US $. The net price effect was an increase of $28 per tonne, increasing EBITDA by $29.4 million. The segment's performance was negatively impacted by increased manufacturing costs, primarily for chemicals, energy and freight. The higher costs were mitigated by a more favourable exchange rate on the St. Francisville, Louisiana coated paper mill's US $ costs. Increased production curtailments also contributed to higher costs. Total downtime in fiscal 2005 was 46,700 tonnes, up from 9,600 tonnes in the prior fiscal year.

FINANCIAL POSITION

	Fiscal 2004				Fiscal 2005

	Dec 03	Mar 04	Jun 04	Sep 04	Dec 04	Mar 05	Jun 05	Sep 05

Net debt / total capitalization	46.6%	51.4%	50.7%	48.3%	49.0%	52.3%	55.8%	58.8%

EBITDA / interest on
indebtedness (times)	(0.3)	0.1	2.6	2.5	(0.4)	0.5	0.8	(0.1)

Cash flow from (used by)
operations before working
capital changes ($ millions)	127.8	(12.8)	85.7	34.7	(25.8)	17.9	(11.1)	6.4

Net fixed asset additions
($ millions)	(23.0)	(24.4)	(36.0)	(59.3)	(33.1)	(29.6)	(36.7)	(45.6)

Free cash flow (negative)
($ millions)	104.8	(37.2)	49.7	(24.6)	(58.9)	(11.7)	(47.8)	(39.2)

Cash flow from operations before working capital changes for the fiscal 2005 was negative $12.6 million, a $248.0 million decline from the comparable period a year ago. The reduced cash flow is due primarily to a $55.0 million decline in proceeds from derivative financial instruments and a $143.4 million decline in EBITDA. Cash components of unusual items, primarily employee severance, reduced cash flow from operations by a further $31.4 million. In the year ago period, the Company had disposed of a substantial portion of its US $ currency contracts to fund the acquisition of three sawmills. For the year ended September 2005, non-cash working capital items used $24.6 million, as compared to $28.6 million used by the same items in the prior year. After allowing for net fixed asset additions of $145.0 million, "free cash flow" for fiscal 2005 was negative $157.6 million versus a positive amount of $92.7 million a year ago. The Company defines free cash flow as "cash provided by operating activities before changes in non-cash working capital balances less net fixed asset additions".

In response to relatively low EBITDA brought on by difficult market conditions, the stronger Canadian $ and significant export duties on lumber shipped to the US, the Company has continued to curtail capital expenditures. During fiscal 2005, net fixed asset additions totalled $145.0 million compared to $142.7 million in the prior year. The amount spent is equal to 61% of fixed asset depreciation and 4.0% of sales.

During fiscal 2005, the Company purchased and cancelled 244,700 shares at a total cost of $1.9 million. As the average price paid was less than the average issue price at September 25, 2004, a purchase discount of $0.5 million was credited to contributed surplus. Pursuant to its normal course issuer bid, the Company may repurchase an additional 4,280,811 shares to October 18, 2006. In light of relatively low margins and the Company's focus on maximizing liquidity, it is unlikely that additional share repurchases will occur in the upcoming quarters.

FINANCIAL POSITION

Net debt to total capitalization stood at 58.8% at September 2005, an increase from 48.3% as at September 2004. The negative free cash flow of $157.6 million combined with unusual items totalling $254.5 million generated the majority of the increase. During fiscal 2005, debt increased by $25.0 million in relation to the Company's proportionate share of the Temlam joint venture debt. The funds were used to construct a laminated veneer lumber facility in Amos, Quebec. As part of its long-term strategy, Tembec has resolved to maintain its percentage of net debt to total capital at 40% or less. In the absence of a sustained improvement in the pricing levels of the Company's main products or a satisfactory resolution of the lumber trade dispute, including refund of deposits, it will be difficult to attain this target.

The higher leverage continues to put pressure on the Company's various credit ratings. In December 2004, S&P lowered its long-term corporate credit and senior unsecured debt ratings from BB- (negative outlook) to B (stable outlook). In June 2005, S&P changed the outlook from stable to negative. In September 2005, S&P reduced the rating to CCC+ (negative outlook). In January 2005, Moody's reduced its senior implied, senior unsecured and issuer ratings from Ba3 (negative outlook) to B2 (stable outlook). In May 2005, Moody's lowered the rating to B3 (stable outlook). In February 2005, DBRS reduced its senior unsecured debt ratings from BB (low) (stable trend) to B (high) (negative trend). In October 2005, DBRS reduced its rating to B (low) (negative trend).

At the end of September 2005, Tembec had cash, temporary investments and derivative financial instruments of $21.8 million plus unused operating lines of $211.6 million. At September 2004, the date of the last audited financial statements, the Company had cash, temporary investments and derivative financial instruments of $206.3 million and unused operating lines of $253.8 million.

The following table summarizes unused operating lines by major area:

Operating Lines - Unused
$ millions	Sept	Sept
	2004	2005
Canadian operations	177.7	161.4
US operations	21.6	6.2
French operations	44.6	34.1
Proportionate share of joint ventures	9.9	9.9
	253.8	211.6

The Company had in place a $140 million committed 364-day facility, which expired in March 2005. It was replaced by a new three-year committed facility of $150 million. As of the end of the September quarter, the amount available on this facility (borrowing base) was $123.4 million. The new facility is secured by receivables and inventory and is not subject to maintenance tests. At the end of the June 2005 quarter, the Company also had in place a $100 million committed 364-day facility. Subsequent to the end of the quarter, on June 29, 2005, the facility was replaced with a new three-year committed facility of $190 million. This facility is also secured by receivables and inventory and is not subject to maintenance tests. During the most recent quarter, the facility was increased to $200 million. This amount was available at September 2005.

FINANCIAL PERFORMANCE & OTHER DATA

	Fiscal 2004				Fiscal 2005

	Dec 03	Mar 04	Jun 04	Sep 04	Dec 04	Mar 05	Jun 05	Sep 05

Cash return on capital
employed (1)	(0.8)%	(0.2)%	7.6%	7.1%	(1.2)%	1.3%	2.3%	(0.3)%

Return on capital employed (1)	8.7%	(8.0)%	1.3%	13.3%	2.5%	(0.5)%	(14.9)%	(14.9)%

Return on equity (1)	17.7%	(32.0)%	(4.5)%	31.6%	(0.2)%	(8.9)%	(52.2)%	(56.6)%

Shares outstanding - end of
quarter (millions)	85.8	85.8	85.9	85.9	85.6	85.6	85.6	85.6

Book value per share ($)	14.12	13.02	12.88	13.94	13.93	13.63	11.97	10.40

Foreign exchange:
1 C$ = US$ - average	0.759	0.758	0.736	0.763	0.818	0.815	0.804	0.831
- period end	0.765	0.758	0.741	0.784	0.813	0.823	0.811	0.854

1 Euro = US$ - average	1.189	1.251	1.205	1.222	1.293	1.314	1.262	1.221
- period end	1.250	1.211	1.213	1.226	1.353	1.295	1.210	1.205

1 Euro = C$ - average	1.566	1.650	1.638	1.601	1.580	1.612	1.570	1.470
- period end	1.634	1.596	1.638	1.564	1.664	1.573	1.492	1.411

(1) % returns for each quarter have been annualized

In summary, the interim financial results were weaker than anticipated, primarily as a result of a stronger than forecast Canadian $. Margins in our three main businesses remain below normalized levels. In the case of forest products, the lumber export duties continue to have a negative impact. Although the seasonal weakening in pulp prices was anticipated, the high operating rates indicate that pricing should improve before calendar year-end. As well, paper prices are expected to be stronger in future quarters. The primary challenges faced by the industry are the strength of the Canadian $ and rising chemical, energy and wood costs, particularly in Eastern Canada. These issues are being addressed as part of the Company's aggressive cost reduction program. The recent mill closures as well as the restructuring of our coated paper operations in St. Francisville, Louisiana are expected to improve the Company's future profitability. The Company continues to work for a timely resolution of the lumber dispute with the United States as well as a more competitive approach to electricity rates in the province of Ontario.

Liquidity at the end of September 2005 was $230 million. It is unlikely operations will generate enough EBITDA to cover capital expenditures and interest costs for the next several quarters. The Company continues with the efforts to generate between $100 million and $150 million of additional funds through several initiatives. The Company remains confident it will be successful in obtaining these funds and will disclose these events as they unfold.